U-HAUL INTERNATIONAL
2727 N. Central Ave.
P.O. Box 21502
Phoenix, AZ  85036-1502
(602)263-6811
Fax No.(602)263-6109

May 3, 1996

Via Facsimile 847-317-4462
Original Via US Mail/FEDEX

Mr. Thomas E. Meador
BALCOR
2355 Waukegan Road, Suite A200
Bannockburn, Illinois 60015

RE:  Balcor/Colonial Storage Income Fund-86

Dear Mr. Meador:

I have clarified my offer dated May 2, 1996 per Messrs. Schechter and Leiberman's request. U-Haul's revised offer to purchase the above referenced properties is for a cash price of $69,000,000.00. We currently have available bank lines in excess of $150 million to finance the acquisition of the subject portfolio. I will be forwarding a letter to you from Chemical Bank verifying our ability to fund this transaction. We are willing to pay a good faith deposit of $7,000,000.00 that will be credited to the purchase price. We hope as general partner you will relay this information to the limited partners.

It is our understanding that the contract you have executed allows for the sale to another party if such a sale is in the limited partner's best interest.
Your company has represented that a break up fee of $1,300,000.00 will be due to release you from the existing contract. Based upon this representation we are willing to pay this fee. We have completed our due diligence and are willing to close promptly. We have obtained all board of directors' approvals necessary.

Please keep in mind that we will require NO financing of any sort and should be able to close subject only to the issuance of title insurance. We will pay the closing cost of the transaction such as title insurance, escrow fees, transfer taxes, etc. We are willing to close immediately after you obtain investor approval, however, we see no obstacles in closing the transaction within the five to ten day time frame relayed to us by Mr. Schechter and Mr. Leiberman.

Should your institution have an interest in pursuing this transaction please contact me at (800)528-0361 or in writing at the above address.

Sincerely,

U-HAUL INTERNATIONAL, INC.

/s/Donald Wm. Murney

Donald Wm. Murney
Chief Financial Officer and Treasurer

   cc:  Mr. Phillip Schechter
        Mr. Al Leiberman